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EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
             PREFERRED STOCK DIVIDENDS

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
(In thousands, except ratio)
                                                                                  Year Ended
                                            ---------------------------------------------------------------------------------
                                               2001                2000              1999             1998              1997
                                               ----                ----              ----             ----              ----
Income (loss) before income
  taxes, equity in earnings of non-
  consolidated affiliates and
  extraordinary item                        (1,259,390)            688,384          220,213          117,922          104,077
Dividends and other received from
  nonconsolidated affiliates                     7,426               4,934            7,079            9,168            4,624
                                            ----------           ---------          -------          -------          -------

Total                                       (1,251,964)            693,318          227,292          127,090          108,701

Fixed Charges
Interest expense                               575,057             413,425          192,321          135,766           75,076
Amortization of loan fees                       14,648              12,401            1,970            2,220            1,451
Interest portion of rentals                    233,353              50,317           24,511           16,044            6,120
                                            ----------           ---------          -------          -------          -------

Total fixed charges                            823,058             576,143          218,802          154,030           82,647

Preferred stock dividends                           --                  --               --               --               --
Tax effect of preferred dividends                   --                  --               --               --               --
After tax preferred dividends                       --                  --               --               --               --
                                            ----------           ---------          -------          -------          -------
Total fixed charges and
  preferred dividends                          823,058             576,143          218,802          154,030           82,647

Total earnings available for
  payment of fixed charges                    (428,096)          1,269,461          446,094          281,120          191,348
                                            ==========           =========          =======          =======          =======
Ratio of earnings to fixed
  charges                                         (.52)               2.20             2.04             1.83             2.32
                                            ==========           =========          =======          =======          =======

Rental fees and charges                        666,724             429,476          306,393          200,550           76,500
Interest rate                                       35%                 35%               8%               8%               8%
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